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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                ____________________


                                   SCHEDULE 14D-9
     SOLICITATION/ RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


                                  AMENDMENT NO. 2



                                   COCENSYS, INC.
                             (Name of Subject Company)

                                   COCENSYS, INC.
                          (Name of Person Filing Statement)



                     COMMON STOCK, PAR VALUE $0.001 PER SHARE
                           (Title of Class of Securities)

                                     191263201
                       (CUSIP Number of Class of Securities)

                                ____________________


                              F. RICHARD NICHOL, PH.D.
                       PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   COCENSYS, INC.
                                213 TECHNOLOGY DRIVE
                                  IRVINE, CA 92618
                                   (949) 753-6100

              (Name, address and telephone number of person authorized
                   to receive notice and communications on behalf
                          of the person filing statement)

                                ____________________

                                     Copies to:

                             ALAN C. MENDELSON, ESQ.
                          SUZANNE SAWOCHKA HOOPER, ESQ.
                               COOLEY GODWARD LLP
                              FIVE PALO ALTO SQUARE
                               3000 EL CAMINO REAL
                            PALO ALTO, CA 94306-2155
                                 (650) 843-5000

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     This Amendment No. 2 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Amendment") relates to a tender offer by Purdue Acquisition Corporation, a Delaware corporation ("Offeror"), and an indirect wholly owned subsidiary of Purdue Pharma L.P., a Delaware limited partnership ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock issued under the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and together with the Common Stock, the "Shares") of CoCensys, Inc., a Delaware corporation (the "Company"), at a purchase price of $1.16 per Share, net to the seller in cash (subject to any applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase, dated August 12, 1999, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

     Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Solicitation/Recommendation Statement on Schedule 14D-9 dated August 12, 1999.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     On September 23, 1999, the Company and Warner-Lambert Company ("Warner-Lambert") agreed to amend a $1,000,000 principal amount note of the Company held by Warner-Lambert (the "W-L Note") to provide Warner-Lambert the option to convert the W-L Note into an amount of Shares equal to the principal amount of the W-L Note plus accrued interest as of September 23, 1999, divided by the Offer Price. Warner-Lambert has also agreed to tender such Shares in the Offer contingent on the Offeror accepting for payment all Shares validly tendered prior to the Expiration Date.

                                       2

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 23, 1999

                                  CoCensys, Inc.


                                  By: /s/ F. Richard Nichol
                                      --------------------------------
                                      Name:  F. Richard Nichol
                                      Title: CHAIRMAN, PRESIDENT & CHIEF
                                             EXECUTIVE OFFICER


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